Exhibit 3
REDWOOD TRUST, INC.
Amendment to Amended and Restated Bylaws
     Article X, Section 8 of the Amended and Restated Bylaws is hereby amended to read as follows:
     SECTION 8. Maryland Control Share Acquisition Act. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the MGCL, or any successor statute, shall not apply to the voting rights of any shares of stock of the Corporation acquired and held by any person pursuant to a grant by the Board of Directors of a waiver to such person of the stock ownership limitation contained in the Charter. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.